UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For Month of January 2014

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Origin Agritech Limited (NASDAQ: SEED), (the “Company”) a technology-focused supplier of crop seeds in China, announced unaudited financial results for the fiscal year ended September 30, 2013. These unaudited year end results reflect the Company’s financial statements during the period from October 1, 2012 to September 30, 2013.

The Company's earnings release regarding the foregoing matter is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Earnings Release, dated January 8, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Gengchen Han
Name:	Dr. Gengchen Han
Title:	Chief Executive Officer

Dated: January 8, 2014

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